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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
               Securities and Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                               POSSIS MEDICAL, INC
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                 (Exact name of issuer as specified in charter)

             2905 Northwest Boulevard, Minneapolis, Minnesota  55441
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                    (Address of principal executive offices)

Issuer's telephone number, including area code   (612) 550-1010
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                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.  Title of security   Common Stock, $.40 par value
                           -----------------------------------------------------

     2.  Number of shares outstanding before the change      9,970,781
                                                        ------------------------

     3.  Number of shares outstanding after the change         11,720,781
                                                        ------------------------

     4.  Effective date of change         October 6, 1995
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     5.  Method of change:
          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

               Public Offering
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          Give brief description of transaction   Public offering of 1,910,000
     shares of common stock (1,750,000 shares sold by Possis Medical, Inc. and
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     160,000 shares sold by certain selling shareholders) at a price of $14.50
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     per share
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                          II.  CHANGE IN NAME OF ISSUER

     1.  Name prior to change
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     2.  Name after change
                           -----------------------------------------------------

     3.  Effective date of charter amendment changing name
                                                           ---------------------

     4.  Date of shareholder approval of change, if required
                                                             -------------------

Date    October 16, 1995                /s/ Irving R. Colacci
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                                        Vice President, Legal Affairs and Human
                                        Resources, General Counsel and Secretary
                                        (Officer's signature and title)